UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ASSERTIO HOLDINGS, INC.
(Name of Subject Company)
ZARA MERGER SUB INC.
(Offeror)
A wholly owned subsidiary of
ZYDUS WORLDWIDE DMCC
(Parent of Offeror)
A wholly owned subsidiary of
ZYDUS LIFESCIENCES LTD.
(Parent of Offeror)
(Names of Filing Persons) (identifying status as offeror, issuer or other person)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
04546C304
(CUSIP Number of Class of Securities)
Mukund Thakkar
Zydus Lifesciences Ltd.
Executive Vice President-Legal
Tushar Shroff
Zydus Lifesciences Ltd.
Chief Financial Officer
Zydus Corporate Park, Scheme No. 63, Survey No. 536
Khoraj (Gandhinagar), Near Vaishnodevi Circle
Sarkhej-Gandhinagar Highway
Ahmedabad, Gujarat 382481
+91-079-71800000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Krishna Veeraraghavan, Esq.
Chelsea Darnell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Zara Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Zydus Worldwide DMCC, a limited liability company incorporated under the laws of the United Arab Emirates (“Zydus Worldwide” or “Parent”) and a wholly owned subsidiary of Zydus Lifesciences Ltd., an Indian corporation (“Zydus”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Assertio Holdings, Inc., a Delaware corporation (“Assertio” or the “Company”), in exchange for $23.50 per Share, payable in cash without interest, less deduction for any required withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated May 18, 2026 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”
All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.   Summary Term Sheet.
Regulation M-A Item 1001
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.
Item 2.   Subject Company Information.
Regulation M-A Item 1002
(a)   Name and Address.   The name, address, and telephone number of the subject company’s principal executive offices are as follows:
Assertio Holdings, Inc.
100 South Saunders Rd., Suite 300
Lake Forest, IL 60045
(224) 419-7106
(b) – (c)   Securities; Trading Market and Price.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
INTRODUCTION
THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)
Item 3.   Identity and Background of Filing Person.
Regulation M-A Item 1003
(a) – (b)   Name and Address; Business and Background of Entities.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning Zydus, Parent and Purchaser”)
SCHEDULE I — Information Relating to Zydus, Parent and Purchaser
(d)   Tender offer.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning Zydus, Parent and Purchaser”)
SCHEDULE I — Information Relating to Zydus, Parent and Purchaser
Item 4.   Terms of the Transaction.
Regulation M-A Item 1004
(a)   Material Terms.   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005
(a)   Transactions.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Assertio”)
(b)   Significant Corporate Events.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Assertio”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Assertio”)
Item 6.   Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006
(a)   Purposes; Use of securities acquired.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Assertio”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
(c) (1) – (7)   Plans.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Assertio”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Assertio”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 14 (“Dividends and Distributions”)
Item 7.   Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007
(a)   Source of Funds.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Assertio”)
(b)
Conditions.   The Offer is not subject to a financing condition.

THE TENDER OFFER — Section 15 (“Conditions to the Offer”)
(d)   Borrowed Funds.   Not applicable.
Item 8.   Interest in Securities of the Subject Company.
Regulation M-A Item 1008
(a)   Securities Ownership.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 8 (“Certain Information Concerning Zydus, Parent and Purchaser”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Assertio”)
SCHEDULE I — Information Relating to Zydus, Parent and Purchaser
(c)
Securities Transactions. None.

Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
Regulation M-A Item 1009
(a)   Solicitations or Recommendations.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Assertio”)
THE TENDER OFFER — Section 18 (“Fees and Expenses”)
Item 10.   Financial Statements.
Regulation M-A Item 1010
(a)   Financial Information.   Not Applicable.
(b)   Pro Forma Information.   Not Applicable.

Item 11.   Additional Information.
Regulation M-A Item 1011
(a)   Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Assertio”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Assertio”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)
(c)   Other Material Information.   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.   Exhibits.
Regulation M-A Item 1016
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated May 18, 2026.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement as published in the New York Times on May 18, 2026.
(a)(1)(F)	Press Release issued by Zydus Lifesciences Ltd. on May 13, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Zydus Lifesciences Ltd. with the U.S. Securities and Exchange Commission on May 13, 2026).
(d)(1)	Agreement and Plan of Merger, dated as of May 13, 2026, by and among Zydus Worldwide DMCC, Zara Merger Sub Inc., Assertio Holdings, Inc. and Zydus Pharmaceuticals (USA) Inc. (for the limited purposes set forth therein) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Assertio Holdings, Inc. with the U.S. Securities and Exchange Commission on May 13, 2026).
(d)(2)(A)*	Tender and Support Agreement, dated as of May 13, 2026, by and between Zydus Worldwide DMCC, Zara Merger Sub Inc. and Heather Mason.
(d)(2)(B)*	Tender and Support Agreement, dated as of May 13, 2026, by and between Zydus Worldwide DMCC, Zara Merger Sub Inc. and Mark Reisenauer.
(d)(2)(C)*	Tender and Support Agreement, dated as of May 13, 2026, by and between Zydus Worldwide DMCC, Zara Merger Sub Inc. and Sigurd C. Kirk.
(d)(2)(D)*	Tender and Support Agreement, dated as of May 13, 2026, by and between Zydus Worldwide DMCC, Zara Merger Sub Inc. and David Stark.
(d)(2)(E)*	Tender and Support Agreement, dated as of May 13, 2026, by and between Zydus Worldwide DMCC, Zara Merger Sub Inc. and Sravan Emany.
(d)(2)(F)*	Tender and Support Agreement, dated as of May 13, 2026, by and between Zydus Worldwide DMCC, Zara Merger Sub Inc. and William T. McKee.
107*	Filing fee table

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2026
ZARA MERGER SUB INC.
By:
/s/ Ravi Yadavar

Name: Ravi Yadavar
Title:   Treasurer
ZYDUS WORLDWIDE DMCC
By:
/s/ Ashish Kalawatia

Name: Ashish Kalawatia
Title:   Director
ZYDUS LIFESCIENCES LTD.
By:
/s/ Mukund Thakkar

Name: Mukund Thakkar
Title:   Executive Vice President — Legal
By:
/s/ Tushar Shroff

Name: Tushar Shroff
Title:   Chief Financial Officer